UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2009

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the Three Months ended March 31, 2009.

Exhibits

1.	Quarterly Report of Textainer Group Holdings Limited for the Three Months Ended March 31, 2009

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended March 31, 2009

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the sections entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) our expectation that the current downturn in the world’s major economies and the constraints in the credit markets are expected to cause containerized cargo volume growth to slow or become negative on some trade routes, (ii) our intent to focus on keeping utilization as high as possible during the current economic downturn by, among other things, promoting the extension of leases for in-fleet containers and (iii) our belief that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information—Risk Factors” included in our 2008 Form 20-F.

We believe that it is important to communicate our future expectations to potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information—Risk Factors” included in our 2008 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information—Risk Factors” of our 2008 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information—Risk Factors” included in our 2008 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

Industry data and other statistical information used in this Quarterly Report on Form 6-K are based on independent publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information. In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2008 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2009 and December 31, 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$66,861	$71,490
Accounts receivable, net of allowance for doubtful accounts of $6,118 and $5,855 in 2009 and 2008, respectively	49,056	49,328
Net investment in direct financing and sales-type leases	17,868	17,086
Containers held for resale	1,246	1,596
Prepaid expenses	2,872	3,271
Deferred taxes	1,961	1,961
Due from affiliates, net	82	39

Total current assets	139,946	144,771
Restricted cash	13,429	16,107
Containers, net of accumulated depreciation of $342,534 and $338,190 at 2009 and 2008, respectively	982,811	999,411
Net investment in direct financing and sales-type leases	72,747	74,633
Fixed assets, net of accumulated depreciation of $7,809 and $8,008 at 2009 and 2008, respectively	1,405	1,406
Intangible assets, net of accumulated amortization of $14,619 and $12,642 at 2009 and 2008, respectively	62,788	64,751
Other assets	2,261	2,688

Total assets	$1,275,387	$1,303,767

Liabilities and Equity
Current liabilities:
Accounts payable	$4,732	$4,922
Accrued expenses	10,677	10,212
Container contracts payable	—	2,068
Deferred revenue	1,393	—
Due to owners, net	10,673	10,877
Bonds payable	57,000	58,000

Total current liabilities	84,475	86,079
Revolving credit facility	3,000	53,000
Secured debt facility	325,933	300,402
Bonds payable	293,660	313,241
Deferred revenue	2,953	—
Interest rate swaps	18,058	19,387
Income tax payable	17,169	16,074
Deferred taxes	7,578	7,577

Total liabilities	752,826	795,760

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,760,771 and 47,604,740 at 2009 and 2008, respectively	478	476
Additional paid-in capital	167,813	166,744
Accumulated other comprehensive loss	(294)	(224)
Retained earnings	292,539	282,613

Total Textainer Group Holdings Limited shareholders’ equity	460,536	449,609
Noncontrolling interest	62,025	58,398

Total equity	522,561	508,007

Total liabilities and equity	$1,275,387	$1,303,767

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three Months Ended March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2009	2008
Revenues:
Lease rental income	$49,095	$47,534
Management fees	5,844	7,450
Trading container sales proceeds	2,265	13,714
Gains on sale of containers, net	2,377	3,537

Total revenues	59,581	72,235

Operating expenses:
Direct container expense	7,822	6,060
Cost of trading containers sold	2,003	10,068
Depreciation expense	11,152	12,884
Amortization expense	1,610	1,970
General and administrative expense	5,325	5,760
Short-term incentive compensation expense	595	811
Long-term incentive compensation expense	841	655
Bad debt expense, net	667	135

Total operating expenses	30,015	38,343

Income from operations	29,566	33,892

Other income (expense):
Interest expense	(3,300)	(6,947)
Gain on early extinguishment of debt	3,100	—
Interest income	34	577
Realized losses on interest rate swaps and caps, net	(3,903)	(685)
Unrealized gains (losses) on interest rate swaps, net	1,329	(6,269)
Gain on lost military containers, net	139	—
Other, net	(271)	(154)

Net other expense	(2,872)	(13,478)

Income before income tax and noncontrolling interest	26,694	20,414
Income tax expense	(2,156)	(1,345)

Net income	24,538	19,069
Less: Net income attributable to the noncontrolling interest	(3,627)	(1,703)

Net income attributable to Textainer Group Holdings Limited common shareholders	$20,911	$17,366

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.44	$0.36
Diluted	$0.44	$0.36
Weighted average shares outstanding (in thousands):
Basic	47,761	47,605
Diluted	47,763	47,652

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2009	2008
Cash flows from operating activities:
Net income	$24,538	$19,069

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	11,152	12,884
Bad debt expense, net	667	135
Unrealized (gains) losses on interest rate swaps, net	(1,329)	6,269
Amortization of debt issuance costs	623	357
Amortization of intangible assets	1,610	1,970
Amortization of acquired above-market leases	368	—
Gains on sale of containers and lost military containers, net	(2,516)	(3,537)
Gain on early extinguishment of debt	(3,100)	—
Share-based compensation expense	814	592
Changes in operating assets and liabilities	1,641	(672)

Total adjustments	9,930	17,998

Net cash provided by operating activities	34,468	37,067

Cash flows from investing activities:
Purchase of containers and fixed assets	(5,847)	(44,324)
Proceeds from sale of containers and fixed assets	12,718	11,357
Receipt of principal payments on direct financing and sales-type leases	4,451	3,599

Net cash provided by (used in) investing activities	11,322	(29,368)

Cash flows from financing activities:
Proceeds from revolving credit facility	—	18,000
Principal payments on revolving credit facility	(50,000)	(39,500)
Proceeds from secured debt facility	57,000	74,500
Principal payments on secured debt facility	(31,500)	(35,500)
Principal payments on bonds payable	(14,500)	(14,500)
Purchase of bonds payable	(3,022)	—
Decrease in restricted cash	2,678	2,677
Debt issuance costs	(20)	(39)
Repayments of notes receivable from shareholders	—	56
Dividends paid	(10,985)	(9,997)

Net cash used in financing activities	(50,349)	(4,303)

Effect of exchange rate changes	(70)	(81)

Net (decrease) increase in cash and cash equivalents	(4,629)	3,315
Cash and cash equivalents, beginning of the year	71,490	69,447

Cash and cash equivalents, end of the period	$66,861	$72,762

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2009	2008
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$6,690	$7,371
Income taxes	$24	$113
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(2,068)	$32,401
Containers placed in direct financing and sales-type leases	$3,347	$8,393

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in four main areas: container ownership, container management, container resale and military management (see Note 5 “Segment Information”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The accompanying unaudited condensed interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 furnished to the Securities and Exchange Commission on March 16, 2009.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s financial position as of March 31, 2009, and the results of operations and cash flows for the three months ended March 31, 2009 and 2008. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2009.

(b)	Principles of Consolidation

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents is comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash with various financial institutions. These financial institutions are located throughout the United States, Canada, Bermuda, Singapore, the United Kingdom, the Netherlands and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. Intangible assets are evaluated for impairment by applying the recognition and measurement provisions of the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Under SFAS 144, an impairment loss shall be recognized if the carrying amount of the intangible assets is not recoverable by future undiscounted cash flows and the carrying amount exceeds its fair value.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

The change in the carrying amount of intangible assets during the three months ended March 31, 2009 was primarily attributable to amortization expense of $1,610.

(e)	Lease Rental Income

Leasing income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct finance and sales-type leases, the containers are usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct finance leases over the terms of the leases so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the terms of the leases so as to produce a constant periodic rate of return on the net investment in the leases.

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is unlikely.

The Company also accounts for income tax positions as prescribed by FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). Under FIN 48, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and, in return, the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of the applicable lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(i)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three months ended March 31, 2009 and 2008, $3,297 (or 42%) and $2,519 (or 40%), respectively, of the Company’s direct container expenses were paid in 15 different foreign currencies. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency and the Company’s contract with the U.S. military contains a provision to protect it from fluctuations in exchange rates for payments made in foreign currencies.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for the major lessees noted in the table below, no other single lessee made up greater than 10% of the Company’s lease rental income for the three months ended March 31, 2009 and 2008.

Lessee	2009	2008
Customer A	12%	n/a
Customer B	n/a	11%

One single lessee (Customer A) accounted for 16% and 17% of the Company’s accounts receivable, net as of March 31, 2009 and December 31, 2008, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(j)	Fair Value of Financial Instruments

In accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments, the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps. At March 31, 2009 and December 31, 2008, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, based on the borrowing rates available to the Company, the fair value of long-term debt (including current maturities) was approximately $600,872 and $641,281 at March 31, 2009 and December 31, 2008, respectively, compared to a book value of $679,593 and $724,643 at March 31, 2009 and December 31, 2008, respectively.

(k)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in “Realized losses on interest rate swaps and caps, net” in the condensed consolidated statements of income.

As of the balance sheet dates, none of the derivative instruments the Company has entered into qualify for hedge accounting in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”). The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of income as “Unrealized gains (losses) on interest rate swaps, net”.

(l)	Share Options and Restricted Share Units

In accordance with SFAS No. 123R, Share-Based Payment (“SFAS 123R”), the Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of income.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as a method for determining the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award. For the three months ended March 31, 2009 and 2008, share-based compensation expense of $814 and $592, respectively, was recorded as a part of “Long-term incentive compensation expense” in the condensed consolidated statements of income for share options and restricted share units awarded to employees under the 2007 Plan.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(m)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(n)	Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the applicable period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised. For the three months ended March 31, 2009, 1,036,050 share options and 1,126,109 restricted share units were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method, in accordance with the FASB’s SFAS No. 128 Earnings Per Share. For the three months ended March 31, 2008, 1,043,161 share options and 1,039,194 restricted share units were excluded from the computation of diluted net income per share because they were anti-dilutive. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

Share amounts in thousands	Three Months Ended March 31,
	2009	2008
Numerator
Net income attributable to Textainer Group Holdings Limited common shareholders - basic and diluted EPS	$20,911	$17,366
Denominator
Weighted average common shares outstanding - basic	47,761	47,605
Dilutive share options and restricted share units	2	47

Weighted average common shares outstanding - diluted	47,763	47,652

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.44	$0.36
Diluted	$0.44	$0.36

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(o)	Fair Value Measurements

SFAS No. 157, Fair Value Measurements (“SFAS 157”) establishes a framework for measuring fair value under U.S. generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS 157 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

SFAS 157 retains the exchange price notion in earlier definitions of fair value and clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

Effective January 1, 2008, the Company adopted SFAS 157 for the fair value measurement of recurring items, in particular, its interest rate swaps. The partial adoption of SFAS 157 for financial assets and liabilities had no effect on the Company’s consolidated financial position, results of operations or cash flows. Effective January 1, 2009, the Company adopted SFAS 157 for the fair value measurement of nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The adoption of the deferred portion of SFAS 157 did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows as of and for the three months ended March 31, 2009.

The Company measures the fair value of its trading containers held for resale under a Level 2 input as defined by SFAS 157. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The carrying value of these trading containers held for resale was $1,246 and $1,596 as of March 31, 2009 and December 31, 2008, respectively, and is included in “Containers held for resale” on the consolidated balance sheets. During the three months ended March 31, 2009 and 2008, impairments to write down the value of trading containers held for resale to their estimated fair value was nil.

The Company measures the fair value of its containers identified for sale under a Level 2 input as defined by SFAS 157. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The carrying value of these containers identified for sale amounted to $1,983 and $418 as of March 31, 2009 and December 31, 2008, respectively, and is included in Containers, net on the consolidated balance sheets. During the three months ended March 31, 2009 and 2008, the Company recorded impairments of $446 and $150, respectively, as a part of depreciation expense to write down the value of containers identified for sale to their estimated fair value.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company measures the fair value of its $427,680 notional amount of interest rate swaps under a Level 3 input as defined by SFAS 157. The Company’s fair value estimate was determined using significant unobservable inputs and assumptions and, in addition, the liability valuation reflects the credit standing of the Company and the counterparties to the interest rate swaps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap agreements had a fair value liability of $18,058 and $19,387 as of March 31, 2009 and December 31, 2008, respectively. The change in fair value of $(1,329) was recorded in the consolidated statement of income as part of “Unrealized losses on interest rate swaps, net”.

(p)	Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160 Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company within the equity section of the company’s balance sheets but separate from the company’s equity. It also requires the amounts of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest to be accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary must be measured at fair value. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Company adopted SFAS 160 on January 1, 2009 and it resulted in a $58,398 reclassification of “Minority interest” from a separate line item located between “Total liabilities” and “Total shareholders’ equity” to “Noncontrolling interest” in a separate line item located between “Total Textainer Group Holdings Limited and shareholders’ equity” and “Total equity” on the December 31, 2008 condensed consolidated balance sheet and a $1,703 reclassification of “Minority interest expense” from a line item between “Income before income tax and minority interest expense” and “Net income” to “Noncontrolling interest” between “Net income” and “Net income attributable to Textainer Group Holdings Limited common shareholders” on the March 31, 2008 condensed consolidated statement of income.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R replaced SFAS No. 141, Business Combinations (“SFAS 141R”). SFAS 141R retains the fundamental requirements in SFAS 141R that the acquisition method of accounting (which SFAS 141R called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R also establishes principles and requirements for how the acquirer: (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted SFAS 141R on January 1, 2009 and it will be applied prospectively to business combinations that occur subsequent to its adoption. This statement may impact how the Company accounts for future business combinations and the Company’s future consolidated financial position, results of operations and cash flows depending on the terms of the business combinations and the businesses acquired.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (“SFAS 161”). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. The Company adopted SFAS 161 on January 1, 2009. The adoption of SFAS 161 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for non-governmental entities. For non-governmental entities, the guidance in SFAS 162 replaces that prescribed in the American Institute of Certified Public Accountants Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the U.S. Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not believe the adoption of SFAS 162 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued three final FASB Staff Positions (“FSPs”) intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS
157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in SFAS 157. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. The FSPs will be effective for the Company as of July 1, 2009. The Company does not believe the adoption of the FSPs will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP FAS 141(R)-1”) to address application issues regarding the accounting and disclosure provisions for contingencies in SFAS 141R. FAS 141(R)-1 amends SFAS 141R to require that an acquirer recognize at fair value, at the acquisition-date, an asset acquired or liability assumed in a business combination arising from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value of such an asset acquired or liability assumed can’t be determined, the acquirer should apply the provisions of SFAS 5, Accounting for Contingencies, to determine whether the contingency should be recognized at the acquisition date or after such date. FSP FAS 141(R)-1 is effective for business combinations for which the acquisition date is on or after the first reporting period beginning after December 15, 2008. Accordingly, the Company adopted FSP FAS 141(R)-1 on January 1, 2009. FSP FAS 141(R)-1 may impact how the Company accounts for future business combinations and the Company’s future consolidated financial position, results of operations and cash flows depending on the terms of the business combinations and the businesses acquired.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(3)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three months ended March 31, 2009 and 2008 were as follows:

	Three Months Ended March 31,
	2009	2008
Fees from affiliated owners	$1,162	$1,554
Fees from unaffiliated owners	4,230	5,456

Fees from owners	5,392	7,010
Other fees	452	440

Total management fees	$5,844	$7,450

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at March 31, 2009 and December 31, 2008 consisted of the following:

	March 31, 2009	December 31, 2008
Affiliated owners	$906	$902
Unaffiliated owners	9,767	9,975

Total due to owners, net	$10,673	$10,877

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(4)	Revolving Credit Facility, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of March 31, 2009 and December 31, 2008:

	March 31, 2009	December 31, 2008
Revolving Credit Facility, Bonds Payable and Secured Debt Facility
Revolving Credit Facility, weighted average interest at 1.95% and 2.67% at March 31, 2009 and December 31, 2008, respectively	$3,000	$53,000
2005-1 Bonds, interest at 1.09% and 1.73% at March 31, 2009 and December 31, 2008, respectively	350,660	371,241
Secured Debt Facility, weighted average interest at 1.81% and 2.45% at March 31, 2009 and December 31, 2008, respectively	325,933	300,402

Total debt obligations	$679,593	$724,643

Amount due within one year	$57,000	$58,000

Amounts due beyond one year	$622,593	$666,643

Revolving Credit Facilities

The Company subsidiary, Textainer Limited (“TL”) has a credit agreement (the “Credit Agreement”), with a group of banks (the “Bank Group”) to provide a revolving credit facility (the “Credit Facility”) with an aggregate commitment amount of up to $205,000 (which also included within such amount a $50,000 letter of credit facility). The Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the Credit Facility at March 31, 2009 was based either on the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. Total outstanding principal under the Credit Facility was $3,000 and $53,000 as of March 31, 2009 and December 31, 2008, respectively. The Company had no outstanding letters of credit under the Credit Facility as of March 31, 2009 and December 31, 2008.

The Credit Facility is secured by the Company’s containers and under the terms of the Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the Credit Facility, as limited by the Company’s borrowing base, was $48,268 as of March 31, 2009.

TGH acts as a guarantor of the Credit Facility. The Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on Textainer Limited’s leverage and interest coverage. The Company was in compliance with all such covenants at March 31, 2009. There is a commitment fee of 0.20% to 0.30% on the unused portion of the Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

Bonds Payable and Secured Debt Facility

In 2005, the Company’s subsidiary, Textainer Marine Containers Limited (“TMCL”), issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. During the first quarter of 2009, the Company repurchased $10,000 in original face amount or $6,167 in outstanding principal amount of the 2005-1 Bonds for $3,022 and recorded a gain on early extinguishment of debt of $3,100, net of the write-off of deferred debt financing costs of $45. During April and May of 2009, the Company repurchased $33,750 of aggregate principal amount of its 2005-1 Bonds at a purchase price of $17,212. As a result of the purchases, the Company will write off $239 in unamortized bond issue costs and will recognize a gain on early extinguishment of debt of $16,298 in the three months ended June 30, 2009. Based on the outstanding principal amount at March 31, 2009 and under a 10-year amortization schedule, $57,000 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bond principal has been insured by Ambac Assurance Corporation and the cost, 0.275% on the outstanding principal balance of the 2005-1 Bonds, of this insurance coverage is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

The Company’s primary ongoing container financing requirements are funded by revolving notes issued by TMCL (the “Secured Debt Facility”). The Secured Debt Facility provided a total commitment in the amount of $475,000 as of March 31, 2009. The additional amount available for borrowing under the Secured Debt Facility, as limited by the Company’s borrowing base, was $85,063 as of March 31, 2009. The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (i.e. July 10, 2010), with a provision for the Secured Debt Facility to amortize over a 10-year, but not to exceed the maximum term of a 15-year period beginning on the Conversion Date. The interest rate on the Secured Debt Facility, payable monthly in arrears, is LIBOR plus 1.25% during the revolving period prior to the Conversion Date. If the Secured Debt Facility is not refinanced or renewed prior to the Conversion Date, the interest rate would increase during the 10 or 15 year amortization period that follows.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

Under the terms of the 2005-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $1,088,463 as of March 31, 2009. The 2005-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, in which TMCL and TGH’s container management subsidiary were in full compliance at March 31, 2009.

The following is a schedule by year, of future scheduled repayments, as of March 31, 2009:

	Revolving Credit Facility	2005-1 Bonds (1)	Secured Debt Facility(1)
Twelve months ending March 31:
2010	$—	$57,000	$—
2011	—	57,000	24,488
2012	—	57,000	32,650
2013	—	57,000	32,650
2014 and thereafter	3,000	123,500	236,712

	$3,000	$351,500	$326,500

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $840 and $567, respectively, related to the purchase by TL of 3,000 additional shares of TMCL on November 1, 2007. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition.

The future repayments schedule for the Secured Debt Facility is based on the facility not being extended on its Conversion Date and then converting into a ten-year fully amortizing note payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

Derivative Instruments

The Company has entered into several interest rate swap and cap agreements with several banks to reduce the impact of changes in interest rates associated with its 2005-1 Bonds and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of March 31, 2009:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks which cap one-month LIBOR rates fixed between 3.48% and 7.11% per annum, non-amortizing notional amounts, with termination dates through November 2015	$120,000
Interest rate swap contracts with several banks, with one-month LIBOR rates fixed between 3.36% and 5.32% per annum, amortizing notional amounts, with termination dates through November 2013	427,680

Total notional amount as of March 31, 2009	$547,680

During April 2009, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR fixed rate at 3.45% per annum, in non-amortizing notional amount of $20,000 and a term from May 15, 2009 through May 15, 2010.

The Company’s interest rate swap agreements had a fair value liability of $18,058 and $19,387 as of March 31, 2009 and December 31, 2008, respectively. The change in fair value was recorded in the consolidated statement of income as unrealized gains (losses) on interest rate swaps, net.

We manage our exposure to counterparty risk by entering into derivative instruments with high-quality financial institutions that can be expected to fully perform under the terms of such agreements. We monitor the credit rating of these institutions on a quarterly basis. We do not require collateral or other security to support derivative financial instruments with credit risk as of March 31, 2009. The interest rate swap agreements are considered an obligation under the 2005-1 Bonds and Secured Debt Facility, as it was entered into with counterparties that are also lenders under the Revolving Credit Facility, 2005-1 Bonds and Secured Debt Facility. Our counterparty credit exposure is nil as of March 31, 2009 because the fair value of all of our interest rate swaps position were liabilities at that reporting date. Notional amounts of derivative financial instruments do not represent exposure to credit loss.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(5)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in four reportable segments: (i) Container Ownership, (ii) Container Management, (iii) Container Resale and (iv) Military Management. The following tables show segment information for the three months ended March 31, 2009 and 2008, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of income:

Three Months Ended March 31, 2009	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$48,637	$—	$—	$458	$—	$—	$49,095
Management fees	—	9,558	1,459	452	—	(5,625)	5,844
Trading container sales proceeds	—	—	2,265	—	—	—	2,265
Gain on sale of containers, net	2,380	(3)	—	—	—	—	2,377

Total revenue	$51,017	$9,555	$3,724	$910	$—	$(5,625)	$59,581

Depreciation expense	$11,428	$181	$—	$3	$—	$(460)	$11,152

Interest expense	$3,300	$—	$—	$—	$—	$—	$3,300

Unrealized gains on interest rate swaps, net	$1,329	$—	$—	$—	$—	$—	$1,329

Segment income before taxes	$23,562	$2,842	$1,177	$364	$(770)	$(481)	$26,694

Total assets	$1,169,301	$126,874	$2,143	$1,027	$2,405	$(26,363)	$1,275,387

Additions to long-lived assets	$3,593	$186	$—	$—	$—	$—	$3,779

Three Months Ended March 31, 2008
Lease rental income	$46,858	$—	$—	$676	$—	$—	$47,534
Management fees	—	10,656	2,280	440	—	(5,926)	7,450
Trading container sales proceeds	—	—	13,714	—	—	—	13,714
Gain on sale of containers, net	3,537	—	—	—	—	—	3,537

Total revenue	$50,395	$10,656	$15,994	$1,116	$—	$(5,926)	$72,235

Depreciation expense	$13,060	$153	$—	$19	$—	$(348)	$12,884

Interest expense	$6,947	$—	$—	$—	$—	$—	$6,947

Unrealized losses on interest rate swaps, net	$6,269	$—	$—	$—	$—	$—	$6,269

Segment income before taxes	$12,063	$4,028	$5,184	$352	$(754)	$(459)	$20,414

Total assets	$1,057,304	$138,151	$6,773	$848	$1,859	$(23,777)	$1,181,158

Additions to long-lived assets	$76,521	$204	$—	$—	$—	$—	$76,725

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Ownership segments.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(6)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s Secured Debt Facility and 2005-1 Bonds. The total balance of these restricted cash accounts was $13,429 and $16,107 as of March 31, 2009 and December 31, 2008, respectively.

(b)	Legal Proceedings on the Sale of the Partnerships’ Assets

On April 18, 2005, six California limited partnerships formed to invest in transportation equipment sold substantially all of their assets to RFH, Ltd. (“RFH”). As part of this sale transaction, RFH engaged Textainer Equipment Management Ltd., one of the general partners, to manage the containers RFH bought.

Five lawsuits were filed between March 2005 and June 2007 in state and federal court, initiated by certain limited partners. The state cases were consolidated into one action. The limited partners in the state action alleged that the general partners breached their fiduciary duties by selling the assets for less than their fair value, retaining management rights over the assets following the sale, and making materially false or misleading statements in proxy statements issued in connection with the sale of assets. In the federal case, plaintiffs alleged a breach of fiduciary duty claim similar to that in the state action and also alleged that the general partners violated federal securities laws. The lawsuits sought to recover damages for the limited partners based on the allegedly inadequate purchase price paid for the assets.

On February 5, 2009, the plaintiffs in the state case, plaintiff in the federal case, and the Textainer defendants reached a settlement agreement under which Textainer’s insurer would pay a total of $10,000 to the plaintiffs on defendants’ behalf. On May 5, 2009, the Court granted final approval of the global settlement agreement of the state case. On November 24, 2008, the Ninth Circuit granted the federal parties’ joint motion for a stay in proceedings and deferral of decision in order to finalize settlement proceedings. The motion to stay was continued on May 8, 2009, and the parties expect to seek dismissal of the federal case by the end of May 2009.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(7)	Share Option and Restricted Share Unit Plan

As of March 31, 2009, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. At March 31, 2009, 1,052,576 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% for the fourth and fifth year.

The following is a summary of activity in the Company’s 2007 Plan for the three months ended March 31, 2009 and 2008:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2008	1,284,012	$14.68
Options granted during the period	—	$—
Options forfeited during the period	—	$—

Balances, March 31, 2009	1,284,012	$14.68

Options exercisable at March 31, 2009	260,129	$16.49

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2008	1,282,140	$12.34
Share units granted during the period	—	$—
Share units vested during the period	(156,031)	$14.29

Balances, March 31, 2009	1,126,109	$12.08

No share options or restricted share units were granted during the three months ended March 31, 2009. As of March 31, 2009, $12,292 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 3.5 years. The aggregate intrinsic value of all options outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $6.75 per share as of March 31, 2009 was $0 because none of the Company’s share options were in-the-money as of such date.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(8)	Comprehensive Income

The following table provides a reconciliation of the Company’s net income to total comprehensive income attributable to Textainer Group Holdings Limited common shareholders:

	Three months ended March 31,
	2009	2008
Net income	$24,538	$19,069
Other comprehensive income:
Foreign currency translation adjustments	(70)	(81)

Total comprehensive income	24,468	18,988
Less: comprehensive income attributable to noncontrolling interest	(3,627)	(1,703)

Total comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$20,841	$17,285

(9)	Dividend

On May 5, 2009, the Company’s board of directors approved and declared a quarterly cash dividend of $0.23 per share on the Company’s issued and outstanding common shares, payable on May 28, 2009 to shareholders of record as of May 18, 2009.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and notes thereto included in Item 1 “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009 (our “2008 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information—Risk Factors” of our 2008 Form 20-F furnished to the SEC on March 16, 2009.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “Textainer,” “the Company,” “we,” “us” and “our” refer to collectively Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of more than 1.3 million containers, representing over 2,000,000 TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by container vessel fleet size. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 100,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We believe we are also one of the two largest sellers of used containers among container lessors, having sold more than 170,000 containers during the last two years to more than 1,000 customers. We provide our services worldwide via a network of 14 regional and area offices and over 330 independent depots in more than 150 locations. Trencor, a company publicly traded on the Johannesburg Stock Exchange in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in four core segments:

•	Container Ownership. As of March 31, 2009, we owned containers accounting for approximately 42% of our fleet.

•

Container Management. As of March 31, 2009, we managed containers on behalf of 10 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. These managed containers account for 54% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

•

Military Management. We lease containers to the U.S. military pursuant to the Surface Deployment and Distribution Command (“SDDC”) contract and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

The table below summarizes the composition of our fleet, in TEU, by type of containers, as of March 31, 2009:

	Standard Dry Freight	Specialized	Total	Percent of Total Fleet
Managed	1,084,448	11,975	1,096,423	54.3%
Owned	845,175	11,307	856,482	42.4%
Finance leases and sub-leased units	63,172	2,427	65,599	3.3%

Total fleet	1,992,795	25,709	2,018,504	100.0%

Our owned and managed lease fleet as of March 31, 2009 based on TEU on hire as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet
Term leases	71.33%
Master leases	21.59%
Spot leases	3.35%
Finance and sales-type leases	3.73%

Total	100.00%

The following table summarizes our average total fleet utilization (CEU basis) for the three months ended March 31, 2009 and 2008:

	Three months ended March 31,
	2009	2008
Utilization	90.7%	93.0%

We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease.

The following is a reconciliation of net income to the Company’s definition of EBITDA for the three months ended March 31, 2009 and 2008. EBITDA (defined as net income before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps and caps, net, income tax expense, net income attributable to the noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to the noncontrolling interest, is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements and other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure; and

•	EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows.

	Three Months Ended March 31,
	2009	2008
	(Dollars in thousands) (Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$20,911	$17,366
Adjustments:
Interest income	(34)	(577)
Interest expense	3,300	6,947
Realized losses on interest rate swaps and caps, net	3,903	685
Unrealized (gains) losses on interest rate swaps, net	(1,329)	6,269
Income tax expense	2,156	1,345
Net income attributable to the noncontrolling interest	3,627	1,703
Depreciation expense	11,152	12,884
Amortization expense	1,610	1,970
Impact of reconciling items on net income attributable to the noncontrolling interest	(3,146)	(4,450)

EBITDA	$42,150	$44,142

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers;

•	credit availability to our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	terrorist attacks, the threat of such attacks or the outbreak of war and hostilities.

The current downturn in the world’s major economies and the constraints in the credit markets are expected to cause containerized cargo volume growth to slow or become negative on some trade routes. Typically slow or negative growth in containerized cargo volume leads to surplus containers, lower utilization, higher direct costs (mainly storage costs) and weaker shipping lines going out of business. We intend to focus on keeping utilization as high as possible during the current economic downturn by, among other things, promoting the extension of leases for in-fleet containers. For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information—Risk Factors” included in our 2008 Form 20-F.

Results of Operations

Comparison of the Three Months Ended March 31, 2009 and 2008

The following table summarizes our total revenues for the three months ended March 31, 2009 and 2008 and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2009 and 2008
	2009	2008
	(Dollars in thousands)
Lease rental income	$49,095	$47,534	3.3%
Management fees	5,844	7,450	(21.6%)
Trading container sales proceeds	2,265	13,714	(83.5%)
Gain on sale of containers, net	2,377	3,537	(32.8%)

Total revenues	$59,581	$72,235	(17.5%)

Lease rental income for the three months ended March 31, 2009 increased $1,561 (3.3%) compared to the three months ended March 31, 2008. This increase included a $2,857 increase due to an 8.1% increase in fleet size, a $788 increase in finance lease income, a $495 increase in handling income, and a $425 increase in Damage Protection Plan (“DPP”) income, partially offset by a $1,207 decrease due to a 2.8% decrease in per diem rental rates, a decrease of $1,204 due to a 2.7 percentage point decrease in utilization and a $219 decrease in military subleasing income.

Management fees for the three months ended March 31, 2009 decreased $1,606 (-21.6%) compared to the three months ended March 31, 2008 primarily due to a $642 decrease due to lower fleet performance, a $679 decrease in sales commissions due to lower container sales, a $190 decrease due to a net decrease in the size of the fleets managed for other container investors and a $95 decrease due to lower acquisition fees due to lower container purchases.

Trading container sales proceeds for the three months ended March 31, 2009 decreased $11,449 (-83.5%) compared to the three months ended March 31, 2008. $11,541 of this decrease was due to a 84.2% decrease in unit sales, partially offset by a $92 increase due to an increase in average sales proceeds of $64 per unit.

Gain on sale of containers, net for the three months ended March 31, 2009 decreased $1,160 (-32.8%) compared to the three months ended March 31, 2008 primarily due to a $158 decrease in average sales proceeds per unit, which contributed to $1,167 of the decrease.

The following table summarizes our total operating expenses for the three months ended March 31, 2009 and 2008 and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2009 and 2008
	2009	2008
	(Dollars in thousands)
Direct container expense	$7,822	$6,060	29.1%
Cost of trading containers sold	2,003	10,068	(80.1%)
Depreciation expense	11,152	12,884	(13.4%)
Amortization expense	1,610	1,970	(18.3%)
General and administrative expense	5,325	5,760	(7.6%)
Short-term incentive compensation expense	595	811	(26.6%)
Long-term incentive compensation expense	841	655	28.4%
Bad debt expense, net	667	135	394.1%

Total operating expenses	$30,015	$38,343	(21.7%)

Direct container expense for the three months ended March 31, 2009 increased $1,762 (29.1%) compared to the three months ended March 31, 2008 primarily due to a $1,093 increase in storage expense, a $343 increase in DPP expense, a $285 increase in handling expense and a $181 increase in maintenance expense, partially offset by a $246 decrease in military sublease expense primarily as a result of a decline in military activity and a $98 decrease in repositioning expense.

Cost of trading containers sold for the three months ended March 31, 2009 decreased $8,065 (-80.1%) compared to the three months ended March 31, 2008 due to a decrease of $8,473 as a result of a 84.2% decrease in unit sales, partially offset by a $408 increase due to a 25.6% increase in the average cost per unit of sold containers.

Depreciation expense for the three months ended March 31, 2009 decreased $1,732 (-13.4%) compared to the three months ended March 31, 2008. $3,522 of this decrease was due to an increase in estimated residual values used in the calculation of depreciation expense, partially offset by a $1,790 increase due to an increase in fleet size and a higher average cost for new container purchases.

Amortization expense for the three months ended March 31, 2009 decreased $360 (-18.3%) compared to the three months ended March 31, 2008 primarily due to a revision in amortization estimates for management fees from the container fleets purchased from Gateway Management Services Limited and Capital Lease Limited, Hong Kong.

General and administrative expense for the three months ended March 31, 2009 decreased $435 (-7.6%) compared to the three months ended March 31, 2008 primarily due to a $175 decrease in management meeting costs, a $120 decrease in professional fees and a $123 decrease in inspection costs.

Short-term incentive compensation expense for the three months ended March 31, 2009 decreased $216 (-26.6%) compared to the three months ended March 31, 2008 due to a lower expected incentive compensation award for fiscal year 2009 compared to fiscal year 2008.

Long-term incentive compensation expense for the three months ended March 31, 2009 increased $186 (28.4%) compared to the three months ended March 31, 2008 due to additional share options and restricted share units that were granted under our 2007 Share Incentive Plan in November 2008.

Bad debt expense, net for the three months ended March 31, 2009 increased $532 (394.1%) compared to the three months ended March 31, 2008 due to a higher net increase in the allowance for doubtful accounts during the three months ended March 31, 2009 compared to the three months ended March 31, 2008 resulting from the bankruptcy of a customer and the default of another customer.

The following table summarizes other income (expense) for the three months ended March 31, 2009 and 2008 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2009 and 2008
	March 31,
	2009	2008
	(Dollars in thousands)
Interest expense	$(3,300)	$(6,947)	(52.5%)
Gain on early extinguishment of debt	3,100	—	N/A
Interest income	34	577	(94.1%)
Realized losses on interest rate swaps and caps, net	(3,903)	(685)	469.8%
Unrealized gains (losses) on interest rate swaps, net	1,329	(6,269)	121.2%
Gain on lost military containers, net	139	—	N/A
Other, net	(271)	(154)	76.0%

Net other expense	$(2,872)	$(13,478)	(78.7%)

Interest expense for the three months ended March 31, 2009 decreased $3,647 (-52.5%) compared to the three months ended March 31, 2008. $5,037 of the decrease was due to a decrease in average interest rates of 2.87 percentage points, partially offset by an increase of $1,390 due to an increase in average debt balances of $116,956.

The Company recognized a gain on early extinguishment of debt for the three months ended March 31, 2009 because it repurchased $10,000 in original face amount, or $6,167 in outstanding principal amount, of its 2005-1 Bonds and recorded a gain on early extinguishment of debt of $3,100, net of the write-off of deferred debt financing costs of $45.

Interest income for the three months ended March 31, 2009 decreased $543 (-94.1%) compared to the three months ended March 31, 2008. $491 of the decrease was due to a decrease in average interest rates of 2.34 percentage points and $52 of the decrease was due to a decrease in average cash balances of $8,265.

Realized losses on interest rate swaps and caps, net for the three months ended March 31, 2009 increased by $3,218 (469.8%) compared to the three months ended March 31, 2008. $3,062 of the change was due to a decrease in average interest rates of 2.84 percentage points and an increase in average interest rate swap notional amounts of $79,850.

Unrealized gains (losses) on interest rate swaps, net for the three months ended March 31, 2009 changed to a gain of $1,329 from a loss of $6,269 for the three months ended March 31, 2008 due to a decrease in the fair value liability for interest rate swaps held for the three months ended March 31, 2009 compared to an increase in the net fair value liability for interest rate swap agreements held for the three months ended 2008.

Gain on lost military containers, net for the three months ended March 31, 2009 was $139. The U.S. military informed us in March of 2009 that 702 containers that they leased from us were unaccounted for. Of this total, 258 were owned containers, 112 were managed for third party owners and 332 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record gains on these containers of $139 during the three months ended March 31, 2009.

The following table summarizes income tax and net income attributable to the noncontrolling interest for the three months ended March 31, 2009 and 2008 and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2009 and 2008
	2009	2008
	(Dollars in thousands)
Income tax expense	$2,156	$1,345	60.3%
Net income attributable to the noncontrolling interest	$3,627	$1,703	113.0%

Income tax expense for the three months ended March 31, 2009 increased $811 (60.3%) compared to the three months ended March 31, 2008 primarily due to a $414 increase due to a higher level of income before tax and a $397 increase due to a higher effective tax rate.

Net income attributable to the noncontrolling interest for the three months ended March 31, 2009 increased $1,924 (113%) compared to the three months ended March 31, 2008 primarily due to higher level of net income generated by Textainer Marine Containers Limited (“TMCL”) for the three months ended March 31, 2009 compared to the three months ended March 31, 2008.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three months ended March 31, 2009 and 2008 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change Between 2009 and 2008
	March 31,
	2009	2008
	(Dollars in thousands)
Container ownership	$23,562	$12,063	95.3%
Container management	$2,842	$4,028	(29.4%)
Container resale	$1,177	$5,184	(77.3%)
Military management	$364	$352	3.4%

Income before taxes attributable to the container ownership segment for the three months ended March 31, 2009 increased $11,499 (95.3%) compared to the three months ended March 31, 2008. This increase consisted of a change in unrealized gains (losses) on interest rate swaps, net to a gain of $1,329 for the three months ended March 31, 2009 from a loss of $6,269 for the three months ended March 31, 2008, a $3,647 decrease in interest expense, a $3,100 gain on early extinguishment of debt, a $1,780 increase in lease rental income and a $1,631 decrease in depreciation expense. These increases to income before taxes attributable to the container ownership segment were partially offset by an increase in realized losses on interest rate swaps and caps, net of $3,218, a $1,467 increase to direct container expense, a $1,157 decrease in gain on sale of containers and a $549 increase to bad debt expense.

Income before taxes attributable to the container management segment for the three months ended March 31, 2009 decreased $1,186 (-29.4%) compared to the three months ended March 31, 2008. This decrease consisted primarily of a $1,098 decrease in management fees, $269 decrease in interest income and a $186 increase in long-term incentive compensation expense. These decreases were partially offset by a $287 decrease in overhead expenses and a $216 decrease in short-term incentive compensation expense.

Income before taxes attributable to the container resale segment for the three months ended March 31, 2009 decreased $4,007
(-77.3%) compared to the three months ended March 31, 2008. This decrease consisted primarily of a $3,258 decrease in gains on container trading, net due to both a lower volume of managed container sales and a decrease in average gross margin of $13 per unit and a $820 decrease in sales commissions due to a lower volume of managed container sales, partially offset by a $74 decrease in overhead expenses.

Income before taxes attributable to the military management segment for the three months ended March 31, 2009 was relatively flat compared to the three months ended March 31, 2008.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 42% of our direct container expenses for the three months ended March 31, 2009 were paid in foreign currencies. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations under Item 3, “Key Information—Risk Factors” included in our 2008 Form 20-F. Our operations in locations outside of the U.S. have some exposure to non-U.S. currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. However, part of our operating expenses paid in foreign currencies are for transportation and other costs incurred as a result of the SDDC contract. The SDDC contract contains an adjustment feature such that we are effectively protected against most foreign currency risks for the expenses incurred under the SDDC contract. In the three months ended March 31, 2009 and 2008, our operating expenses paid in foreign currencies were spread among 15 currencies, resulting in some level of self-hedging. We do not engage in currency hedging. During the three months ended March 31, 2009 and 2008, we recognized foreign exchange gains of $35 and $290, respectively.

Liquidity and Capital Resources

As of March 31, 2009, we had cash and cash equivalents of $66,861. Our principal sources of liquidity to date have been (1) cash flows from operations, (2) proceeds from the issuance of common shares in connection with our October 2007 initial public offering, (3) the sale of containers, (4) the issuance of variable rate amortizing bonds (the “2005-1 Bonds”) by one of our subsidiaries, TMCL, (5) borrowings under a conduit facility (which allows for recurring borrowings and repayments) granted to TMCL (the “Secured Debt Facility”) and (6) borrowings under the revolving credit facility extended to one of our subsidiaries, Textainer Limited (“TL”) (the “Credit Facility”). As of March 31, 2009, we had the following outstanding borrowings and borrowing capacities under the Credit Facility, the Secured Debt Facility and the 2005-1 Bonds (in thousands):

	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Total Current and Available Borrowing
Facility
Credit Facility	$3,000	$202,000	$205,000	$3,000	$48,268	$51,268
Secured Debt Facility (1)	326,500	148,500	475,000	326,500	85,063	411,563
2005-1 Bonds (1)	351,500	—	351,500	351,500	—	351,500

Total	$681,000	$350,500	$1,031,500	$681,000	$133,331	$814,331

(1)	Current borrowings for the Secured Debt Facility and 2005-1 Bonds exclude step acquisition adjustments of $567 and $840 respectively, related to TL’s purchase of 3,000 additional shares of TMCL. The adjustments were recorded to reduce the balance of both the Secured Debt Facility and 2005-1 Bonds to an amount that equaled the fair market value of the debt on the date of the acquisition.

The recent disruption in the credit market has had a significant adverse impact on a number of financial institutions. To date, we believe that our liquidity has not been impacted by the current credit environment. Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact to the Company of further disruptions in the credit environment.

The Credit Facility, the Secured Debt Facility and the 2005-1 Bonds require us to comply with certain financial covenants. As of March 31, 2009, we believe we were in compliance with all of the applicable financial covenants under the Credit Facility, Secured Debt Facility and 2005-1 Bonds.

Cash Flow

The following table summarizes historical cash flow information for the three months ended March 31, 2009 and 2008:

	Three Months Ended March 31,
	2009	2008
	(Dollars in thousands)
Net income	$24,538	$19,069
Adjustments to reconcile net income to net cash provided by operating activities	9,930	17,998

Net cash provided by operating activites	34,468	37,067
Net cash provided by (used in) investing activities	11,322	(29,368)
Net cash used in financing activities	(50,349)	(4,303)
Effect of exchange rate changes	(70)	(81)

Net (decrease) increase in cash and cash equivalents	(4,629)	3,315
Cash and cash equivalents, beginning of year	71,490	69,447

Cash and cash equivalents, end of the period	$66,861	$72,762

Operating Activities Cash Flows

Net cash provided by operating activities for the three months ended March 31, 2009 decreased $2,599 (-7.01%) compared to the three months ended March 31, 2008 primarily due to lower fleet performance, primarily due to lower trading container sales proceeds, lower utilization and higher storage costs.

Investing Activities Cash Flows

Net cash provided by (used in) investing activities changed to net cash provided by investing activities of $11,322 for the three months ended March 31, 2009 from net cash used in investing activities of $29,368 for the three months ended March 31, 2008 primarily due to a lower amount of new container purchases, partially offset by higher proceeds from the sale of containers and fixed assets and higher receipt of principal payments on direct financing and sales-type leases.

Financing Activities Cash Flows

Net cash used in financing activities for the three months ended March 31, 2009 increased $46,046 (1070.1%) compared to the three months ended March 31, 2008 primarily due to a $50,000 net repayment of the revolving debt facilities during the three months ended March 31, 2009 compared to a net repayment of $21,500 during the three months ended March 31, 2008, $25,500 of net proceeds from the secured debt facility during the three months ended March 31, 2009 compared to net proceeds of $39,000 during the three months ended March 31, 2008, the purchase of 2005-1 Bonds for $3,022 during the three months ended March 31, 2009 and an increase in dividends paid of $988.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of March 31, 2009:

	Payments Due by Twelve Month Period Ending March 31,
	Total	2010	2011	2012	2013	2014	2015 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
Bonds payable	$351,500	$57,000	$57,000	$57,000	$57,000	$57,000	$66,500
Secured debt facility	326,500	—	24,488	32,650	32,650	32,650	204,062
Revolving credit facility	3,000	—	—	—	—	3,000	—
Interest on obligations (1)	47,676	9,200	8,444	7,290	6,118	4,902	11,722
Interest rate swap payables (2)	27,332	11,744	5,488	4,649	4,214	1,237	—
Office lease obligations	9,852	1,502	1,244	1,268	1,193	1,207	3,438
Container purchase commitments	—	—	—	—	—	—	—
Container contracts payable	—	—	—	—	—	—	—

Total contractual obligations	$765,860	$79,446	$96,664	$102,857	$101,175	$99,996	$285,722

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 1.38%.

(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.50%, for all periods, for all interest rate contracts outstanding as of March 31, 2009.

Off Balance Sheet Arrangements

As of March 31, 2009, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2008 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2008 Form 20-F. Please refer to Item 5 “Operating and Financial Review and Prospects” included in our 2008 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the three months ended March 31, 2009, we have not experienced any material changes in market risk that affect the quantitative and qualitative disclosures presented in its 2008 Form 20-F.

Interest Rate Risk

We have entered into several interest rate swap and cap agreements with several banks to mitigate the impact of changes in interest rates associated with our 2005-1 Bonds and Secured Debt Facility. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the LIBOR. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, net in the condensed consolidated statements of income.

The notional amount of the interest rate swap agreements was $427,680 as of March 31, 2009, with termination dates through November 2013. We receive one-month LIBOR rates fixed between 3.36% and 5.32% under the interest rate swap agreements. The fair value liability of these agreements was $18,058 and $19,387 as of March 31, 2009 and December 31, 2008, respectively.

The notional amount of the interest rate cap agreements was $120,000 as of March 31, 2009, with termination dates through November 15, 2015.

Based on the debt balances and derivative instruments as of March 31, 2009, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value liability of interest rate swaps of $6,860 and an increase in interest expense of $1,769.

Quantitative and Qualitative Disclosures About Credit Risk

There have been no material changes in our credit risks during the three months ended March 31, 2009. For a discussion of the credit risks to which we are exposed, see Item 11, “Quantitative and Qualitative Disclosures About Credit Risk” included in our 2008 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information—Risk Factors” included in our 2008 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2009

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer